Question 77k

Change in Independent Auditors

On November 6, 2003, the Board of Directors selected Ernst & Young LLP as the independent auditors for the Funds for the fiscal year ended November 30, 2003 after a recommendation from the Funds' Audit Committee to fill a vacancy in such a position in accordance with Section 32(a)(2) of the 1940 Act resulting from PricewaterhouseCoopers LLP's resignation. There were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure during the previous fiscal years or through the date of their resignation.

The Funds represent that they had not consulted with Ernst & Young LLP any time prior to their engagement with respect to the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinions that might be rendered on the Funds' financial statements.